Exhibit 5

NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT, dated as of March 12, 2013 (this "Agreement"), by and among Orckit Communications Ltd., an Israeli limited company (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers", and together with the Company, the "Parties" and each, a "Party").

Recitals

The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

The Company has authorized a new series of senior secured promissory notes of the Company, in the form attached hereto as Exhibit A (as amended or modified from time to time in accordance with their respective terms, the "Notes").

The Company wishes to issue and sell (the "Sale") and each Buyer wishes to purchase, upon the terms and conditions stated in this Agreement, at the Closing (as defined in Section 1.1) that aggregate principal amount of Notes set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount of Notes for all Buyers shall be $5,000,000).

The Notes shall rank senior to all outstanding and future indebtedness of the Company (other than as expressly set forth in the Notes), will be guaranteed by Orckit-Corrigent Ltd., an Israeli company, with headquarters located at Tel Aviv, Israel ("Corrigent"), as evidenced by the Guaranty in the form attached hereto as Exhibit B (as amended or modified from time to time in accordance with its terms, the "Guaranty" and together with any ancillary documents related thereto, collectively, the "Guaranty Documents").  The Guaranty shall rank senior to all outstanding and future indebtedness of Corrigent and its Subsidiaries.  The Notes and the Guaranty will be secured by a first priority perfected security interest in the Collateral (as defined in the Security Agreement (as defined below)) as evidenced by a Pledge and Security Agreement in the form attached hereto as Exhibit C (as amended or modified from time to time in accordance with its terms, the "Security Agreement", and together with any ancillary documents related thereto, including the Deposit Account Control Agreement (as defined below) and the Instruction Agreement (as defined below), collectively, the "Security Agreement Documents").  The Security Agreement Documents and the Guaranty Documents are collectively referred to herein as the "Security Documents".

In connection with the transactions contemplated hereby, the Parties desire to enter into, at or prior to the Closing, the Deposit Account Control Agreement in the form attached hereto as Exhibit D (as amended or modified from time to time in accordance with its terms, the "Deposit Account Control Agreement") with Wells Fargo Bank, National Association (the "Bank"), and the Instruction Agreement in the form attached hereto as Exhibit E (as amended or modified from time to time in accordance with its terms, the "Instruction Agreement").

Agreement

In consideration of the foregoing and the mutual promises herein, each of the Parties, intending to be legally bound, hereby agrees as follows:

1.	Purchase and Sale of Notes.

1.1
The Sale.  Subject to the satisfaction (or waiver) of the conditions set forth in Articles 5 and 6, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined in Section 1.2), a principal amount of Notes as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (the "Closing").

1.2
Closing Date.  The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City time, on the date hereof (or such other date and time as is mutually agreed to by the Parties) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Articles 5 and 6, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

1.3
Purchase Price.  The aggregate purchase price for the Notes to be purchased by each Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite such Buyer's name in column (4) on the Schedule of Buyers.

1.4
Form of Payment.  On the Closing Date, (1) each Buyer shall pay its Purchase Price for the Notes to be issued and sold to such Buyer at the Closing, by delivering to the Bank the Purchase Price via wire transfer of immediately available funds in accordance with the wire instructions set forth in the Deposit Account Control Agreement, such Purchase Price to be held and released by the Bank in accordance with and pursuant to the terms and conditions of the Deposit Account Control Agreement, and (2) the Company shall deliver to such Buyer the Notes (allocated in the principal amounts as such Buyer shall request) which such Buyer is then purchasing hereunder, duly executed on behalf of the Company and registered in the name of such Buyer.

1.5
Prepaid Interest and Fee Reimbursement Amount.  At the Closing, the Company shall pay to each Buyer via wire transfer of immediately available funds in accordance with such Buyer's written wire instructions (1) the amount set forth opposite such Buyer's name in column (5) on the Schedule of Buyers (which aggregate amount for all Buyers shall be $25,000) (the "Prepaid Interest") as a pre-paid and non-refundable payment of Interest (as defined in the Notes), pursuant to the terms of the Notes, for the first four months after the Closing, and (2) such Buyer's pro rata portion of the Fee Reimbursement Amount (as defined in Section 4.6) as set forth opposite such Buyer's name in column (6) on the Schedule of Buyers (the aggregate amount for all Buyers of the Fee Reimbursement Amount shall be $225,000).

2.	Buyer’s Representations and Warranties. Each Buyer, severally and not jointly, represents and warrants, as of the date hereof and as of the Closing Date, that:

2.1
Reliance on Exemptions.  Such Buyer understands that the Notes are being offered and sold to it in reliance on specific exemptions from the prospectus and registration requirements of United States federal securities laws and applicable Israeli securities laws, and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Notes.  As used herein, "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.2	Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

2.3
Transfer or Resale.  Such Buyer is acquiring the Notes for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted from the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Notes for any minimum or other specific term and reserves the right to dispose of the Notes at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.  Such Buyer is acquiring the Notes hereunder in the ordinary course of its business.  Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Notes, other than any agreements or understandings that would not be prohibited by applicable law.  As used herein, (a) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof, (b) "distribution" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under Applicable Securities Laws, and (c) "Applicable Securities Laws" means, collectively, the applicable securities legislation of the United States and the State of Israel and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the United States and the State of Israel.

2.4	Legends.

(a)
Such Buyer understands and acknowledges that certificates or other instruments representing the Notes shall bear the following legend (and a stop transfer order may be placed against transfer of such certificates):

THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(b)
The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Notes upon which it is stamped, if, unless otherwise required by state securities laws, (1) such Notes are registered for resale under the 1933 Act, (2) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Notes may be made without registration under the applicable requirements of the 1933 Act, or (3) the Notes can be sold, assigned or transferred pursuant to Rule 144(b)(1) one year after the issuance thereof.  The Company shall be responsible for the fees of its transfer agent associated with such issuance.  The Company shall issue to the holder of such Notes within three Business Days after the occurrence of any of (1) through (3) above a certificate without such legend.  As used herein, "Business Day" means any day other than Friday, Saturday, Sunday or other day on which commercial banks in The City of New York or Tel Aviv, Israel are authorized or required by law to remain closed.

2.5
Validity; Enforcement.  The Transaction Documents (as defined in Section 3.2) to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by (a) general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and (b) general principles relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.6
No Conflicts. The execution, delivery and performance by such Buyer of the Transaction Documents to which it is a party and the consummation by such Buyer of the transactions contemplated thereby will not (1) result in a violation of the organizational documents of such Buyer or (2) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (3) result in a violation of any law, rule, regulation, order, judgment or decree applicable to such Buyer, except in the case of clauses (2) and (3) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

2.7
Investment Experience.  Such Buyer has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the transactions contemplated hereunder and has evaluated the risk of purchasing the Notes.

2.8
Receipt of Information; Investigation.  Such Buyer had the opportunity to pose to the Company questions it may have had in connection with the purchase of the Notes.  Such Buyer acknowledges that it has been furnished by the Company with the information and documents regarding the Company and its businesses, assets and financial condition that such Buyer has requested and has been afforded with the opportunity to discuss with the Company's directors, officers, employees and other representatives their respective businesses, assets and financial condition.  Such Buyer is aware of the risks facing the Company's business and the financial condition of the Company.  Nothing in this Section 2.8 shall affect or reduce such Buyer's ability to rely upon (and bring actions with respect to breach of) any of the representations and warranties in this Agreement.  Such Buyer acknowledges and agrees that the Company does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article 3.

3.
Representations and Warranties of the Company.  The Company represents and warrants to each of the Buyers that, as of the date hereof and as of the Closing Date, except as specified in the disclosure letter the Company is delivering to each of the Buyers concurrently with the execution and delivery of this Agreement, (the “Company Disclosure Letter”):

3.1
Organization and Qualification. The Company and each Subsidiary has been duly organized and validly exists as a company under the laws of its respective jurisdiction of incorporation and has the requisite power and authorization to own, lease and operate its respective properties and assets and to carry on its respective business as now being conducted.  Section 3.1 of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of the Subsidiaries of the Company and the status of each Subsidiary and, except as disclosed therein, all securities of such Subsidiaries are held, directly or indirectly, by the Company free and clear of all restrictions on transfer, mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever (collectively, “Liens”).  Except for the Subsidiaries, neither the Company nor any of its Subsidiaries hold any equity securities, or any securities convertible into, exercisable for or exchangeable for any equity securities, of any Person.  "Subsidiary" means, with respect to any Person (the “Subject Person”), any entity directly or indirectly Controlled by the Subject Person. “Person” means any corporation, individual, partnership (limited or general), limited liability company, trust, estate, governmental entity or any other business entity. "Control" means (1) ownership of a majority of the outstanding voting securities, (2) the right to elect the majority of the board of directors or similar body, or (3) the ability, by contract or otherwise, to control business affairs.

3.2
Authorization; Enforcement; Validity.  The Company and each of its applicable Subsidiaries has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Security Documents and the other documents and agreements entered into by the Parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents"), in each case to which it is a party, and, as applicable, to issue the Notes in accordance with the terms hereof.  The execution and delivery of the applicable Transaction Documents by the Company and each of its applicable Subsidiaries and the consummation by each of them, as applicable, of the transactions contemplated hereby and thereby, including the issuance of the Notes, have been duly authorized by the governing body or entity of the Company and/or, as applicable, each of its applicable Subsidiaries and no further filing, consent, or authorization is required by the Company, any of its Subsidiaries, any of their respective governing bodies or entities or any of their respective equityholders or other applicable decision makers.  This Agreement and the other Transaction Documents (as applicable) have been duly executed and delivered by the Company and each of its applicable Subsidiaries, and constitute the legal, valid and binding obligations of the Company and each of its applicable Subsidiaries, enforceable against each of them in accordance with their respective terms, except as such enforceability may be limited by (a) general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and (b) general principles relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3
Issuance of Notes.  The issuance of the Notes is duly authorized and, upon issuance, the Notes shall be validly issued and free from all taxes, liens and charges with respect to the issue thereof.  Assuming the accuracy of each of the representations and warranties set forth in Article 2, the offer and issuance by the Company of the Notes is exempt from registration under the 1933 Act and any of the other Applicable Securities Laws.

3.4
No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company and each of its applicable Subsidiaries and the consummation by the Company and each of its applicable Subsidiaries of the transactions contemplated hereby and thereby (including the issuance of the Notes) do not and will not (a) result in a violation of any memorandum of association, articles of incorporation, articles of association certificate of formation, any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any share capital of the Company or any of its Subsidiaries or the articles of association or bylaws of the Company or any of its Subsidiaries or (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, creation of any Liens, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (c) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, U.S. federal and state securities laws or Applicable Securities Laws and regulations and the rules and regulations of the Tel Aviv Stock Exchange (the "Principal Market") applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected).

3.5
Consents.  Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents (including the issuance of the Notes), in each case in accordance with the terms hereof or thereof.  All consents, authorizations, orders, filings and registrations which the Company or any of its Subsidiaries is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company or any of such Subsidiaries from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.  As used herein, "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a tribunal, an arbitrator and a government or any department or agency or commission thereof and other governmental official, authority or instrumentality, and a self-regulatory organization and any quasi-governmental body.

3.6
Placement Agent's Fees.  Other than as set forth in the Company Disclosure Letter, neither the Company and nor any of its Subsidiaries has agreed or become obligated to pay to any Person any commission, finder’s fee or similar payment in connection with, or that would otherwise arise from, the transactions contemplated herein. The Company shall pay, and hold each of the Buyers harmless against, any liability, loss or expense (including attorney's fees and out-of-pocket expenses) arising in connection with any such claim.

3.7
No Integrated Offering.  None of the Company, its Subsidiaries, any of their Affiliates and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Notes under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Notes to require approval of equityholders of the Company for purposes of the 1933 Act or any applicable equityholder approval provisions, including under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated.  None of the Company, its Subsidiaries, their Affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Notes under the 1933 Act or cause the offering of the Notes to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.  As used herein, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that "control" of a Person means the power directly or indirectly either to vote ten percent or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

3.8
Company Reports; Financial Statements.  During the two years prior to the date hereof, the Company filed all reports, schedules or other documents required to be filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934 (the "1934 Act") and with the Israeli Securities Authority (the “ISA”) pursuant to the reporting requirements of Applicable Securities Laws, except for the failure to make such filings which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  As of their respective filing dates, the Company Reports complied in all material respects with the requirements of the 1934 Act and the Applicable Securities Laws and the rules and regulations of the SEC and the ISA promulgated thereunder applicable to the Company Reports, and none of the Company Reports, at the time they were filed with the SEC or the ISA, as applicable, contained or, if amended or supplemented, as so amended or supplemented, contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective filing dates, the financial statements of the Company included in the Company Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the ISA, as applicable, with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States, consistently applied during the periods involved ("GAAP") (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  As used herein, “Company Reports” means reports, schedules, forms, statements and other documents filed by the Company with the ISA or the SEC under the 1933 Act, the 1934 Act, or applicable rules and regulations of the SEC thereunder (including all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein) and the document in Section 3.8 of the Company Disclosure Letter.  As used herein, "Material Adverse Effect” means any substantial, material and long term adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or on the Transaction Documents, other than any effect arising from or relating to (1) general economic conditions, (2) the industry in which the Company and/or its applicable Subsidiary operates in general, (3) the negotiation, execution, announcement, pendency or performance of the transactions or the consummation of the transactions, including (A) the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, and (B) any resulting shortfalls or declines in revenue, margins or profitability, (4) any declaration of war by or against, or an escalation of hostilities involving, or an act of terrorism against, any country where such party or its major sources of supply have material operations or where such party has sales, (5) changes in applicable laws or in generally accepted accounting principles or accounting standards, or changes in general legal, regulatory or political conditions, (6) any action taken by the Company or Corrigent as contemplated or permitted by the Security Documents or with the consent of the other parties to this Agreement; provided, that, for the avoidance of doubt and notwithstanding anything to the contrary herein, a bankruptcy or liquidation event of the Company or Corrigent will be deemed to constitute an event that has a Material Adverse Effect.

3.9
Absence of Certain Changes.  Since December 31, 2011, neither the Company nor any of its Subsidiaries has (a) provided a guarantee on behalf of any third party, or (b) subjected any of their assets or shares to any Liens.

3.10
Liquidation and Bondholders Agreements.  As of the date hereof, no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of its Subsidiaries, except for inactive Subsidiaries identified as such in Section 3.10 of the Company Disclosure Letter.  As of the date hereof, neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy or insolvency laws.  The Company has complied in all material respects with the Bondholders Agreements (as defined below) and, after giving effect to the transactions contemplated hereby, the Company will continue to be in compliance in all material respects with such agreements.  Without limiting the foregoing, the Company has used best efforts to obtain equity or unsecured debt in the manner contemplated by Sections 4(c) and 4.2(c) of the Bondholders Agreements, as applicable.  As used herein, "Bondholders Agreements" means (x) that certain Trust Agreement between the Company and Hermetic Trusts (1975) Ltd., as trustee, as amended and restated on July 2, 2012, and (y) that certain Trust Agreement between the Company and Mishmeret Trust Services Company Ltd., as trustee, as amended and restated on July 2, 2012.

3.11
No Undisclosed Events, Liabilities, Developments or Circumstances. Except as set forth in the Company Reports, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, any of its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under Applicable Securities Laws which has not been publicly announced, except for such events, liabilities, developments or circumstances which would not reasonably be expected to have a Material Adverse Effect.

3.12
Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under any certificate of designations of any outstanding series of ordinary shares and preferred shares of such party (if any), or any of their respective articles, bylaws or other governing documents, as applicable, except for any violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as described in a Company Report, neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation or other lawful requirements of any governmental or regulatory body applicable to the Company or any of its Subsidiaries (including any Applicable Securities Laws), and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as described in a Company Report, the Company and each of its Subsidiaries possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit except as set forth in a Company Report.

3.13
Foreign Corrupt Practices.  Except as would not have a Material Adverse Effect, neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act, as amended, or any similar laws applicable to the Company or any of its Subsidiaries of any other jurisdiction; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

3.14
Sarbanes-Oxley Act. Except as described in a Company Report or as would not have a Material Adverse Effect, the Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

3.15
Regulation D.  The Notes are being offered and sold to each of the Buyers in reliance upon the exemption from securities registration afforded by Section 4(2) of the 1933 Act and Rule 506 of Regulation D and/or Regulation S.  Neither the Company, nor any of its Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Notes.

3.16
Transactions With Affiliates. Except as described in a Company Report, none of the officers, directors or employees of the Company or any of its Subsidiaries, or any known holder of more than ten percent of any class of shares of the Company or any of its Subsidiaries, is presently or at any time within the past two years been a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or shareholder or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, employee or shareholder has a substantial interest or is an officer, director, trustee or partner.  No employee of the Company or any of its Subsidiaries is a party to, or is otherwise bound by, any contract, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the agreements and covenants under any of the Transaction Documents.

3.17
Indebtedness and Other Contracts.  Except as disclosed in Section 3.17 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (a) has any outstanding Indebtedness, (b) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (c) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, (d) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect.  Section 3.17 of the Company Disclosure Letter provides a detailed description of the material terms of any such outstanding Indebtedness.  Neither the Company nor any of its Subsidiaries has provided a guarantee on behalf of or for the benefit of any third party and have not subjected any of their assets and/or shares to any Lien, pledge or other security interests, other than as specifically provided for in the Bondholders Agreements.

3.18
Litigation.  Section 3.18 of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of any (a) private or governmental action, suit, proceeding, claim or arbitration pending, (b) order of any governmental entity, (c) to the knowledge of the Company and any of its Subsidiaries, governmental investigation pending by or before any governmental entity or (d), to the knowledge of the Company and any of its Subsidiaries, threatened suit, proceeding, claim, interference action, arbitration, government investigation or other adversarial proceeding, in each case against, related to or affecting the Company and any of its Subsidiaries, their assets (including any of the Patents) or any of their respective officers or directors (in their capacities as such).

3.19
Title. The Company and its Subsidiaries have good and marketable title to all Collateral, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such Collateral and do not interfere with the use made and proposed to be made of such Collateral by the Company and/or any of its Subsidiaries.

3.20
Intellectual Property Rights.  The Company and its Subsidiaries own or possess adequate rights or licenses to use all patents, patent rights, and all applications and registrations therefor, including all Patents (as defined below), (collectively, "Intellectual Property Rights") used to conduct their respective businesses as now conducted.  None of the Company's Intellectual Property Rights that it owns have expired or terminated or have been abandoned or are expected to expire or terminate or are expected to be abandoned, within three years from the date of this Agreement.  The Company does not have any knowledge of any infringement by the Company or any of its Subsidiaries of Intellectual Property Rights of others.  There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding the Intellectual Property Rights that it owns.  Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.  The Company and each of its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their respective Intellectual Property Rights insofar as it would affect the Collateral.  Insofar as it would affect the Collateral, each current and former employee of the Company or any of its Subsidiaries has executed a nondisclosure and assignment-of-rights agreement for the benefit of the Company or such Subsidiary legally vesting all rights in work product created by the employee during the employee’s employment or affiliation with the Company or such Subsidiary, and each Person performing services as or on behalf of an independent contractor or consultant to the Company or such Subsidiary has executed a nondisclosure and assignment-of-rights agreement for the benefit of the Company or such Subsidiary legally vesting all rights in work product created by such Person during such Person’s affiliation with the Company or such Subsidiary.

3.21	Patents.

(a)
The patents and patent applications set forth on Section 3.21(a) of the Company Disclosure Letter (the “Patents”) are the only patents or patent applications that are owned by any of the Company or its Subsidiaries and the Company and its Subsidiaries, as applicable, own full and undiminished right, title and interest in and to all of the Patents, and has all rights necessary to grant the security interest in the Patents contemplated by the Security Documents; and (b) the Company and its applicable Subsidiaries have full power to assign all rights, title and interest in and to all of the Patents.  The respective inventors listed on the Patents are the sole inventors of the respective Patents.  Except as set forth in Section 3.21(a) of the Company Disclosure Letter, no government funds or university funds were expended in connection with the research that led to the Patents and there are no rights applicable to the Patents in favor of any government body, university, other academic institution or any other non-profit institution or entity.  Section 3.21(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all Patents that have been declared as essential or relevant to any standards-setting organizations, consortia, and similar groups (“SSOs”) and, if applicable, the specific applicable obligations and commitments (“Standards Commitments”).  There are no Standards Commitments pertaining to any Patent that impose any requirements on the Patents or any owner thereof.  Neither the Company nor any of its Subsidiaries or any prior owner of the Patents or any of their respective representatives has made any misrepresentation, engaged in any conduct, or omitted to perform any act, vis-à-vis any SSO or any governmental entity that may result in invalidity of, or the impairment of the ability to enforce, any Patent.  There are no royalties, honoraria or any other payments required to be made in connection with the licensing of any of the Patents.

(b)
To the knowledge of the Company and its Subsidiaries, after inquiry, neither the Company nor any of its Subsidiaries has received or has reason to believe there will be any: (a) notice or other threat against the validity, infringement or enforceability, including any challenges to the inventorship, ownership, propriety of any patent office or governmental proceedings, licensing practices or other activity related to the Patents; and (b) assertion of a legal basis preventing, limiting or otherwise hindering the use or exercise of the Patents.  No acts (1) of the Company or any of its Subsidiaries or any party acting on their respective behalf or direction or (2) to the knowledge of the Company or any of its Subsidiaries, any party acting on their respective behalf or at their respective direction has or shall invalidate any Patent under applicable law, (including 35 U.S.C. § 102(b)) including through (A) disclosure of the invention or circulation of a printed publication that describes the claimed invention or (B) public use of the claimed invention.  Neither the Company nor any of its Subsidiaries or any of their respective representatives has (i) committed any illegal tying, term extension, misuse or other anti-competitive activity with respect to any of the Patents, (ii) made any act or statement that could reasonably be expected to serve as a laches, waiver or inequitable conduct defense to assertion of any of the Patents under 35 C.F.R. 1.56 or other law of similar import or (iii) taken any action or failed to take any action that could be expected to result in the abandonment, cancellation, forfeiture or relinquishment of any of the Patents.  Neither the Company nor any of its Subsidiaries has ever asserted any Patent against a third party in licensing discussions or otherwise.

3.22
Subsidiary Rights.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

3.23
Investment Company Status. The Company is not, and upon consummation of the sale of the Notes, and for so long as any of the Buyers holds any Notes, will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.  Neither the Company nor any of its Subsidiaries is a bank holding company under US or Israeli law.

3.24
Tax Status.  Except as described in a Company Report, the Company and each of its Subsidiaries (a) has duly and timely made or filed all foreign, United States and Israeli federal, state and provincial income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, and all such returns, reports and allocations are true and correct in all material respects, (b) has duly paid all taxes and other governmental assessments and charges that are required to be paid, except those being contested in good faith and (c) has set aside on its books provision adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except, in each case described in clauses (a) through (c), for any failure which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as described in a Company Report, there are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction.  There are no liens or deemed trusts on the assets of the Company, other than liens for taxes not yet due and payable or that are being contested in good faith.  The Company is not, has never been, and so long as any Notes remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon any Buyer's request.

3.25
Internal Accounting and Disclosure Controls. Except as described in a Company Report, the Company and Corrigent maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (c) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (d) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  Except as described in a Company Report, the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.  During the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

3.26
Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings or in its Information Record or under any Applicable Securities Laws and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.  As used herein, (a) "Information Record" means the Company's most recent annual report and all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Company that has been publicly filed by or on behalf of the Company on the Magna reporting system pursuant to Applicable Securities Laws or otherwise and (b) "Magna" means the information reporting system maintained by the ISA.

3.27
Ranking of Notes.  No Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.  No Indebtedness of Corrigent is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

3.28
Transfer Taxes.  On the Closing Date, all shares transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Notes to be sold to each of the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been complied with.

3.29
Acknowledgement Regarding Buyers' Trading Activity.  The Company acknowledges and agrees that, except to the extent set forth in the Exclusivity Agreement, dated as of January 16, 2013, by and between the Company and Hudson Bay Capital Management LP, (a) no Buyer has been asked to agree, nor has any Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or, except as set forth in the Notes, to hold the Notes for any specified term; (b) each Buyer, and counter-parties in "derivative" transactions to which such Buyer is a party, directly or indirectly, presently may have a "short" position in the equity securities of the Company, and (c) no Buyer shall be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction.  The Company further understands and acknowledges that (1) each Buyer may engage in hedging and/or trading activities at various times during the period that the Notes are outstanding, and (2) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders' equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted.  The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, any of the Notes or any of the documents executed in connection herewith.

3.30
Disclosure.  The Company understands and confirms that each Buyer will rely on the representations set forth in Section 3 in effecting transactions in securities of the Company.  Such representations, including the Company Disclosure Letter, are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Each press release issued by the Company or any of its Subsidiaries during the twelve months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.  The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article 2.

3.31
No Disagreements with Accountants and Lawyers.  There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company which could affect the Company's ability to perform any of its obligations under any of the Transaction Documents and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company's ability to perform any of its obligations under any of the Transaction Documents.

3.32
Corrigent Loans.  The Company and Corrigent have agreed and acknowledged that: (a) the aggregate balance of the Corrigent Loans (as defined below) as of December 31, 2012 is set forth in Section 3.32 of the Company Disclosure Letter; (b) the Company and Corrigent each intended and intends to treat the Corrigent Loans as debt obligations of Corrigent (which Corrigent was obligated to repay); (c) the Corrigent Loans were advanced by the Company to fund legitimate operating expenses of Corrigent; (d) the Corrigent Loans are valid debt obligations and unconditionally due and owing by Corrigent to the Company; and (e) the Corrigent Loans are not subject to any reductions, set-off, offset, recharacterization, subordination (whether equitable, contractual or otherwise), counterclaims, cross-claims, defenses or any other challenges.  As used herein, "Corrigent Loans" means the cash transfers made, from time to time, by the Company to Corrigent to fund certain of Corrigent's business operations and related expenses.

4.	Covenants.

4.1
Efforts.  Each Party shall use its commercially reasonable efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Articles 5 and 6 of this Agreement.  Without derogating from the generality of the foregoing, the Buyers shall execute an undertaking toward the OCS in customary form with respect to compliance with applicable laws and regulations.

4.2
Israeli Law Filings.  The Company shall make all filings and reports relating to the offer and sale of the Notes required under Applicable Securities Laws following the Closing Date, including all forms required to be filed under the Israeli Securities Law of 1968 and all regulations promulgated thereunder.

4.3
Form D and Blue Sky.  The Company agrees to file a Form D with respect to the Notes as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing.  The Company shall, on or before the Closing Date, take such action as it shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Notes for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to each Buyer on or prior to the Closing Date.  The Company shall make all filings and reports relating to the offer and sale of the Notes required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

4.4
Reporting Status.  From the date of the Closing and for so long as the Notes remain outstanding (the "Reporting Period"), the Company shall use its commercially reasonable efforts to timely file all reports with the ISA pursuant to the Applicable Securities Laws, and the Company will use its commercially reasonable efforts to remain in good standing as a "reporting issuer" under Applicable Securities Laws.

4.5
Financial Information.  The Company agrees to send the following to each Buyer during the Reporting Period (a) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR or with the ISA and are available to the public through the Magna system, within one Business Day after the filing thereof with the SEC or the ISA, as applicable, a copy of its Annual Report on Form 20-F, any Current Report on Form 6-K (or any analogous reports under the 1934 Act) and any registration statements (other than on Form S-8) and any annual reports, annual information forms, annual and interim financial statements including management discussion and analysis, material change reports and any offering documents or amendments filed pursuant to Applicable Securities Laws (at such time as the Company is not exempt from the requirement to prepare and file same) and (b) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (c) copies of any notices and other information made available or given to the shareholders of the Company or any of its Subsidiaries generally, contemporaneously with the making available or giving thereof to the shareholders.

4.6
Fees.  Section 1.5(2) provides that the Company shall pay to each Buyer the amount set forth opposite such Buyer's name in column (6) on the Schedule of Buyers (which aggregate amount for all Buyers shall be $225,000) (the "Fee Reimbursement Amount") as a reimbursement of such Buyer for all costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith).  In the event that the Strategic Investment Agreement by and between the Company and Networks3, Inc. ("Networks3") dated as of the date hereof (the “Strategic Investment Agreement”) closes in accordance with and pursuant to the terms and conditions of the Strategic Investment Agreement or is terminated prior to the closing contemplated thereunder for any reason other than (a) due to the failure by the Company to satisfy the condition set forth in Section 5.1(d) thereof (bond retirement) or (b) due to a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Strategic Investment Agreement, each Buyer shall refund to the Company or its designee(s) its portion of the Fee Reimbursement Amount as set forth opposite such Buyer's name in column (6) on the Schedule of Buyers.  In addition, (1) the Company shall pay half of all fees and expenses payable to the Bank in connection with the Deposit Account Control Agreement, and (2) the Buyers shall pay half of all such fees and expenses, provided, however, that each Buyer shall have the obligation to pay only its pro rata portion (based on the principal amount of the Notes purchased by such Buyer pursuant to the terms of this Agreement) of such half of such fees and expenses.  Except as otherwise set forth in the Transaction Documents, each Party to this Agreement shall bear its own expenses in connection with the sale of the Notes to the Buyers.

4.7
Pledge of Notes.  The Company acknowledges and agrees that the Notes may be pledged by each Buyer in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Notes, provided, that such pledge is made by the Buyer following August 1, 2013.  The pledge of Notes shall not be deemed to be a transfer, sale or assignment of the Notes hereunder, and each Buyer effecting a pledge of Notes shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document; provided, that such Buyer and its pledgee shall be required to comply with the provisions of Section 2.3 and Section (14) of the Notes in order to effect a sale, transfer or assignment of Notes to such pledgee.  The Company hereby agrees to execute and deliver such documentation as a pledgee of the Notes may reasonably request in connection with a pledge of the Notes to such pledgee by any of the Buyers.

4.8	Disclosure of Transactions and Other Material Information.

(a)
On or before 8:30 a.m., New York City time, no later than the second Business Day after this Agreement has been executed, the Company shall file with the SEC a Current Report on Form 6-K attaching the material Transaction Documents (including this Agreement (and all material exhibits to this Agreement), the forms of English language Security Documents and the form of Note) as exhibits to such filing (including all attachments, the "Public Filing Reports") and with the ISA an immediate report with respect thereto describing the terms of the transactions contemplated by the Transaction Documents in the form required by the ISA.

(b)
The Company will take reasonable efforts to ensure that each Buyer is not in possession of material non-public information about the Company as of the Closing.  At any Buyer's request, the Company will either confirm that such Buyer is not in possession of material non-public information as of the Closing or make any material non-public information in the possession of such Buyer as of the Closing public within four Business Days following a request from such Buyer.  In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers or directors, in addition to any other remedy provided herein or in the Transaction Documents, after giving two Business Days' notice to the Company, each Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers or directors.  No Buyer shall have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers or directors for any such disclosure to the extent it is accurate.

(c)
From and after the Closing, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, affiliates, employees or agents unless a Buyer has provided its express written consent to receive such information.  The Company shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, affiliates, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the Closing without the prior express written consent of such Buyer.  Each Buyer hereby consents to the Company's notifying such Buyer of events of default under the Notes; provided, however, that to the extent that the Company would be required to deliver any material non-public information to a Buyer pursuant to such notification, in lieu of sending such notice as provided in Section 9.5, and unless otherwise indicated by such Buyer, the Company shall send such notice only to such Buyer, c/o Hudson Bay Capital Management LP, 777 Third Avenue, 30th Floor, New York, NY 10017, United States of America, Attention: Scott Black, and if by electronic mail, only to the following E-mail address: SBlack@hudsonbaycapital.com, and the Company shall not send any notices to any other Person at the Buyer or the Buyer's investment manager or via fax.

(d)
Subject to the other provisions of this Section 4.8, neither the Company, any of its Subsidiaries nor any of the Buyers shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any of the Buyers, to make any press release or other public disclosure with respect to such transactions (1) in substantial conformity with the Public Filing Reports and contemporaneously therewith and (2) as is required by applicable law and regulations (provided, that in the case of clause (1) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).  Without the prior written consent of each Buyer, neither the Company nor any of its Subsidiaries or Affiliates shall disclose the name of any of the Buyers in any public filing, announcement, release or otherwise, other than as required by Applicable Securities Laws.

4.9
Conduct of Business.  From and after the date hereof and until none of the Buyers nor any of their respective Affiliates beneficially own any Notes, the business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

4.10
Security Documents.  The Company covenants and agrees to, and to cause any of its applicable Subsidiaries contemplated to be party to any of the Security Documents to, execute and deliver, at or prior to the Closing, each of the Security Documents to which the Company or such Subsidiaries are contemplated to be party.

4.11
Collateral Agent.  Hudson Bay IP Opportunities Fund LP shall initially be the collateral agent (in such capacity, the "Collateral Agent") under the applicable Security Documents and shall have the right to appoint any replacement or successor collateral agent in its sole discretion.

4.12
Patents.  As soon as possible after the date hereof, but not later than 30 days after the date of this Agreement, the Company shall cause Corrigent to assign to the Company all right, title and interest in and to the Patents owned by Corrigent and all of the records relating to such Patents, as repayment for all or a portion of the Corrigent Loans; provided, that the agreements, documents, certificates and other instruments in connection with such assignment shall be reasonably satisfactory to each of the Buyers.

4.13
Register.  The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Notes), a register for the Notes in which the Company shall record the name and address of the Person in whose name Notes have been issued (including the name and address of each transferee) and the principal amount of Notes held by such Person.  The Company shall keep its register open and available at all times during business hours for inspection of each of the Buyers or its legal representatives.

5.
Conditions to the Company’s Obligations to Sell. The obligation of the Company hereunder to issue and sell the Notes to the Buyers at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided, that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a)	Each Buyer shall have executed each of the Transaction Documents to which it is contemplated to be a party pursuant to the terms and conditions of this Agreement and delivered the same to the Company.

(b)
Each Buyer shall have delivered to the Bank its Purchase Price for the Notes being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions set forth in the Deposit Account Control Agreement, such Purchase Price to be held and released by the Bank in accordance with and pursuant to the terms and conditions of the Deposit Account Control Agreement and the Instruction Agreement.

(c)
The representations and warranties of each Buyer shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and each Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

(d)	The OCS shall have approved the grant of the security interest in the Collateral as contemplated by the Security Documents.

6.
Conditions to the Buyer’s Obligation to Purchase. The obligation of each Buyer hereunder to purchase at the Closing the Notes set forth opposite such Buyer's name in column (3) on the Schedule of Buyers is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided, that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company and the other Buyers with prior written notice thereof:

(a)
The Company shall have duly executed and delivered to each Buyer (1) each of the Transaction Documents to which the Company is contemplated to be a party pursuant to the terms and conditions of this Agreement, and (2) the Notes (allocated in such principal amounts and registered in such manner as each such Buyer shall request, but only to such Buyer or any of its Affiliates) being purchased by each such Buyer at the Closing pursuant to this Agreement.

(b)
The Company's Subsidiaries shall have duly executed and delivered to each Buyer the Security Documents to which such Subsidiaries are contemplated to be a party pursuant to the terms and conditions of this Agreement.

(c)
The Company shall have paid to each Buyer its pro rata portion of the (1) Prepaid Interest and (2) Fee Reimbursement Amount, in each case via wire transfer of immediately available funds in accordance with such Buyer's written wire instructions.

(d)	Each Buyer shall have received the opinion of Goldfarb Seligman & Co., the Company's outside Israeli counsel, dated as of the Closing Date, in the form attached hereto as Exhibit F.

(e)
The Company shall have delivered to each Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (1) the resolutions consistent with Section 3.2 as adopted by the Company's board of directors (or other applicable governing body or entity of the Company) in a form reasonably acceptable to each Buyer, (2) the articles of association, memorandum of association and other governing documents of the Company, each as in effect at the Closing and (3) incumbency, in the form attached hereto as Exhibit G.

(f)
The representations and warranties of the Company with respect to itself and each of its Subsidiaries (1) in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.7, 3.15 and 3.27, shall be true and correct in all material respects with the same force and effect as though made on and as of the Closing Date and (2) in Sections 3.6, 3.8, 3.9. 3.10, 3.11, 3.12, 3.13, 3.14, 3.16, 3.17, 3.18, 3.19, 3.20, 3.21, 3.22, 3.23, 3.24, 3.25, 3.26, 3.28, 3.29, 3.30, 3.31 and 3.32, shall have been true and correct when made.  The Company and each of its Subsidiaries shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such entity at or prior to the Closing Date.  Each Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by each Buyer in the form attached hereto as Exhibit H.

(g)	The OCS shall have approved the grant of the Collateral as contemplated by the Security Documents.

(h)	The Company shall have delivered to the Buyers the Deposit Account Control Agreement, duly executed by all parties thereto and declared effective by the Bank.

(i)
The Company, in accordance with the terms of the Security Agreement, shall have delivered to the Collateral Agent appropriate financing statements on Form UCC-1 to be duly filed in such office or offices as may be necessary or, in the opinion of the Collateral Agent, desirable to perfect the security interests purported to be created by the Security Agreement.

7.
Waiver of Closing Conditions.  For the avoidance of doubt, the Company may waive at any time, in its sole discretion, the satisfaction of any of the conditions set forth in Article 5 and each Buyer may waive at any time, in its sole discretion, the satisfaction of any of the conditions set forth in Article 6, in each case by providing each other Party with prior written notice thereof.  Subject to Article 8, the transactions contemplated by the Transaction Documents to be consummated on the Closing Date shall be so consummated in the event of the satisfaction or such waiver of each applicable condition set forth in Article 5 or 6 (as applicable).

8.
Termination. If the Closing shall not have occurred on or before eight Business Days from the date hereof due to any of the Parties' failure to satisfy the conditions set forth in Articles 5 and 6 (and the nonbreaching Party's failure to waive such unsatisfied condition(s)), the nonbreaching Party shall have the option to terminate this Agreement with respect to such breaching Party at the close of business on such date without liability of any Party to any other Party.

9.	Miscellaneous.

9.1
Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

9.2
Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided, that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

9.3
Severability.  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provisions in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provisions with a valid provisions, the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provisions.

9.4
Entire Agreement; Amendments.  This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between each of the Parties, their respective Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither of the Company nor any of the Buyers makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Buyers, and any amendment to this Agreement made in conformity with the provisions of this Section 9.4 shall be binding on the Buyers and holders of Notes.  No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Notes then outstanding.

9.5
Notices.  Except as set forth in Section 4.8(c), any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile or electronic mail (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) two Business Days after deposit with an overnight courier service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

Orckit Communications Ltd.
126 Yigal Alon Street
Tel Aviv Israel 67443
Telephone:                    +972-3-694-5207
Facsimile:                      +972-3-609-4754
Attention:                     Chief Executive Officer
E-mail:                           izhakt@orckit.com

With a copy (which shall not constitute notice) to:

Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel Aviv 67891
Israel
Telephone:                    +972- 3- 608-9947
Facsimile:                      +972-3-521-2212
Attention:                     Adam M. Klein, Adv.
E-mail:                           adam.klein@goldfar.com

If to a Buyer, to its address, facsimile number and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

With a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York  10022

Telephone:                   (212) 756-2000
Facsimile:                      (212) 593-5955
Attention:                    Eleazer N. Klein, Esq.
E-mail:                          eleazer.klein@srz.com

or to such other address and/or facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such notice of change.  Written confirmation of receipt (1) given by the recipient of such notice, consent, waiver or other communication, (2) mechanically or electronically generated by the sender's facsimile machine or electronic mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (3) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or electronic mail or receipt from an overnight courier service in accordance with clause (a), (b) or (c) above, respectively.

9.6
Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns, including any purchasers of any of the Notes in accordance with the terms thereof.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Buyer, including by way of a change of control or otherwise.  Prior to August 31, 2013, no Buyer may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company.  On and after August 31, 2013, each Buyer may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company, provided, that prior notice thereof is provided to the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.  Notwithstanding the foregoing, each Buyer may assign this Agreement or any rights or obligations hereunder at any time to Networks3 or any other Affiliate of such Buyer.  Any purported transfer in violation of this Section 9.6 shall be null and void.

9.7
No Third Party Beneficiaries.  This Agreement is intended for the benefit of the Parties and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Indemnitee shall have the right to enforce the obligations of the Company with respect to Section 9.11.

9.8
Construction and Interpretation.  When a reference is made in this Agreement to a section or article, such reference will be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary.  Whenever the words "include," "includes" or including are used in this Agreement they will be deemed to be followed by the words "without limitation".  The words "hereof," "herein" and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, exhibit and schedule references are references to the articles, sections, exhibits and schedules of this Agreement, unless otherwise specified.  The plural of any defined term will have a meaning correlative to such defined term and words denoting any gender will include all genders and the neuter.  Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning.  A reference to any legislation or to any provision of any legislation will include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.  If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  No prior draft of this Agreement will be used in the interpretation or construction of this Agreement.  Headings are used for convenience only and will not in any way affect the construction or interpretation of this Agreement.  This Agreement is in the English language only, which language will be controlling in all respects, and any version hereof in any other language will not be binding on the parties hereto.

9.9
Survival.  Unless this Agreement is terminated under Article 8, the representations and warranties of the Parties contained in Articles 2 and 3, and the agreements and covenants set forth in Articles 4 and 9 shall survive the Closing, provided that upon the full satisfaction of the Company’s obligations under the Note in accordance with its terms, the representations and warranties of the Parties contained in Articles 2 and 3, and the agreements and covenants set forth in Articles 4 and 9 shall be automatically terminated without the necessity of any further action by the Parties.  Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

9.10
Further Assurances.  Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

9.11	Indemnification

(a)
In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Notes thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Notes and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and direct damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material misrepresentation or material breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (b) any material breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

(b)
Promptly after receipt by an Indemnitee under this Section 9.11 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 9.11, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the reasonable fees and expenses of not more than one counsel for such Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of the Indemnitee, the representation by such counsel of the Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding.  Legal counsel referred to in the immediately preceding sentence shall be selected by the Buyers, with the consent of the Company, which shall not be unreasonably withheld or delayed.  The Indemnitee shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Indemnified Liabilities by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnitee that relates to such action or Indemnified Liabilities.  The indemnifying party shall keep the Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liabilities or litigation, (ii) requires any admission of wrongdoing by such Indemnitee, or (iii) obligates or requires an Indemnitee to take, or refrain from taking, any action.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnitee under this Section 9.11, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(c)
The indemnification required by this Section 9.11 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

(d)
The indemnity agreements contained herein shall be in addition to (1) any cause of action or similar right of the Indemnitee against the indemnifying party or others, and (2) any liabilities the indemnifying party may be subject to pursuant to the law.

9.12
Limitation of Liability.  Each Party’s maximum aggregate liability for its breaches of its representations and warranties made herein will be $5 million, absent fraud or intentional misstatement by such Party.  This Section 9.12 applies only after the Closing Date and nothing in this Section 9.12 will limit the liability of any Party if the Closing Date does not occur as a result of a breach of this Agreement by such Party.

9.13
Remedies.  The Company, each Buyer and each holder of the Notes shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such Persons have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.  Furthermore, each Party recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the other Party.  Each Party therefore agrees that the other Party shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

9.14
Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company and the other Buyers, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

9.15
Payment Set Aside.  To the extent that the Company makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including any bankruptcy, United States or Israeli federal, state or provincial law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

9.16
Currency.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars.  All amounts owing under this Agreement or any Transaction Document shall be paid in United States Dollars.  All amounts denominated in other currencies shall be converted in the United States Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  "Exchange Rate" means, in relation to any amount of currency to be converted into United States Dollars pursuant to this Agreement, the United States Dollar exchange rate as published by the Bank of Israel on the relevant date of calculation.

9.17	Judgment Currency.

(a)
If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9.17 referred to as the "Judgment Currency") an amount due in United States Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(1)
the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(2)
the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

(b)
If in the case of any proceeding in the court of any jurisdiction referred to in Section 9.17(a)(2), there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)
Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

COMPANY: ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Name: Izhak Tamir
Title: Chief Executive Officer

[Signature Page to Note Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

BUYER: HUDSON BAY IP OPPORTUNITIES MASTER FUND LP By: Hudson Bay Capital Management LP, its investment manager

By:	/s/ Yoav Roth
Name: Yoav Roth
Title: Authorized Signatory

[Signature Page to Note Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

BUYER: HUDSON BAY MASTER FUND LTD. By: Hudson Bay Capital Management LP, its investment manager

By:	/s/ Yoav Roth
Name: Yoav Roth
Title: Authorized Signatory

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)
Buyer	Address and Facsimile Number	Aggregate Principal Amount of Notes	Purchase Price	Prepaid Interest	Fee Reimbursement Amount	Legal Representative's Address and Facsimile Number
Hudson Bay IP Opportunities Master Fund LP	c/o Hudson Bay Capital Management LP 777 Third Avenue, 30th Floor New York, NY 10017 United States of America Telephone: 212-571-1244 Facsimile: 646-214-7946 Attention: Chief Executive Officer E-mail: investments@hudsonbaycapital.com, operations@hudsonbaycapital.com	$3,238,000.00	$3,238,000.00	$16,190.00	$145,710.00	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376
Hudson Bay Master Fund Ltd.	c/o Hudson Bay Capital Management LP 777 Third Avenue, 30th Floor New York, NY 10017 United States of America Telephone: 212-571-1244 Facsimile: 646-214-7946 Attention: Chief Executive Officer E-mail: investments@hudsonbaycapital.com, operations@hudsonbaycapital.com	$1,762,000.00	$1,762,000.00	$8,810.00	$79,290.00	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

[Signature Page to Note Purchase Agreement]

EXHIBITS

Exhibit A	Form of Notes
Exhibit B	Form of Guaranty Documents
Exhibit C	Form of Security Agreement
Exhibit D	Form of Deposit Account Control Agreement
Exhibit E	Form of Instruction Agreement
Exhibit F	Form of Opinion of Outside Israeli Counsel
Exhibit G	Form of Secretary's Certificate
Exhibit H	Form of Officer's Certificate